August 31, 2018

David Wolfin
Chief Executive Officer
Avino Silver & Gold Mines Ltd.
Suite 900, 570 Granville Street
Vancouver, British Columbia
V6C 3P1, Canada

       Re: Avino Silver & Gold Mines Ltd.
           Registration Statement on Form F-3
           Filed August 21, 2018
           File No. 333-226963

Dear Mr. Wolfin:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Hillary Daniels at (202) 551-3959 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Beverages, Apparel and
                                                            Mining
cc:    Daniel Eng